UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Fang Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share
(Title of Class of Securities)

30711Y300**
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30711Y300	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 30711Y300	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 30711Y300	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30711Y300	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30711Y300	SCHEDULE 13D	Page 6 of 18

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30711Y300	SCHEDULE 13D	Page 7 of 18

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30711Y300	SCHEDULE 13D	Page 8 of 18

1	NAME OF REPORTING PERSON General Atlantic L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30711Y300	SCHEDULE 13D	Page 9 of 18

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30711Y300	SCHEDULE 13D	Page 10 of 18

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30711Y300	SCHEDULE 13D	Page 11 of 18

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30711Y300	SCHEDULE 13D	Page 12 of 18

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,106,440
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,106,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30711Y300	SCHEDULE 13D	Page 13 of 18

Item 1. Security and Issuer.

This Amendment No. 9 to Schedule 13D (as so amended, the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on July 18, 2016, as amended by Amendment No. 1 on July 21, 2016, by Amendment No. 2 on August 18, 2016, by Amendment No. 3 on November 14, 2016, by Amendment No. 4 on August 15, 2019, by Amendment No. 5 on September 6, 2019, by Amendment No. 6 on November 19, 2019, by Amendment No. 7 on December 10, 2019, and by Amendment No. 8 on November 30, 2020, and relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A Ordinary Shares”) of Fang Holdings Limited (formerly known as, Soufun Holdings Limited), (the “Company”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street; Fengtai District, Beijing 100070, The People’s Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing ten Class A Ordinary Shares, are trading in the over-the-counter market under the symbol “SFUNY”. The Reporting Persons (as defined below) directly own only ADSs and do not directly own any Class A Ordinary Shares.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

a)	General Atlantic Singapore Fund Pte. Ltd., a company incorporated and existing under the laws of Singapore (“GASF”);
b)	General Atlantic Singapore Interholdco Ltd. (formerly known as General Atlantic Singapore Fund Interholdco Ltd.), a Bermuda exempted company (“GAS Interholdco”)
c)	General Atlantic Partners (Bermuda) III, L.P., a Bermuda exempted limited partnership (“GAP Bermuda III”);
d)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);\
e)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);
f)	GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP (Bermuda) LP”);
g)	General Atlantic L.P., a Delaware limited partnership (“GA LP”);
h)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);
i)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);
j)	GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); and
k)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda III, GAP Bermuda IV, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds”.

The principal address of GA LP, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of GAS Interholdco Ltd., GAP Bermuda III, GAP Bermuda IV, GenPar Bermuda and GAP (Bermuda) LP is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal address of GASF is Marina Bay Financial Centre Tower 1, 8 Marina Boulevard, #17-02, Singapore 018981.

CUSIP No. 30711Y300	SCHEDULE 13D	Page 14 of 18

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The majority shareholder of GASF is GAS Interholdco. The members of GAS Interholdco that share beneficial ownership of the ADSs held of record by GASF are the GA Funds. The general partner of GAP Bermuda III and GAP Bermuda IV is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) L.P., which is controlled by the Management Committee of GAP MGP LLC (the “Management Committee”). GA LP, which is also controlled by the Management Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are eleven members of the Management Committee as of the date hereof. Each of the members of the Management Committee disclaims ownership of the ADSs except to the extent he or she has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the Management Committee is as a managing director of GA LP. The present principal occupation or employment of each of the directors of GASF and GAS Interholdco is set forth on Schedule A.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following:

This Statement is not being made as a result of any particular acquisition or disposition of ADSs by the Reporting Persons. The description of the Proposal and the Proposed Transaction (each as defined below) under Item 4 are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and replaced with the following:

The Reporting Persons acquired the ADSs reported herein for investment purposes. The Reporting Persons expect that they will, from time to time, review their investment position in the ADSs or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the ADSs or the Class A Ordinary Shares. The Reporting Persons have discussed the possibility of attaining representation on the board of directors of the Company with the Company's management; however, no decisions with respect to such discussion have been made as of the date of this Statement. The Reporting Persons may, from time to time, and subject to the agreement disclosed in this Item 4 and Item 6 below, make additional purchases of ADSs or Class A Ordinary Shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the ADSs or the Class A Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide, subject to the agreement disclosed in this Item 4 and Item 6 below, to hold or dispose of all or part of their investments in the ADSs or Class A Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the ADSs or Class A Ordinary Shares.

CUSIP No. 30711Y300	SCHEDULE 13D	Page 15 of 18

On September 20, 2023, GASF was contacted by Mr. Jiangong Dai (the “Proposing Buyer”), who on September 4, 2023 delivered a preliminary non-binding proposal letter to the Company (the “Proposal”) expressing his interest in acquiring all of the outstanding ordinary shares of the Company, including Class A Ordinary Shares represented by ADSs, for US$0.619 in cash per Class A Ordinary Share or Class B Ordinary Shares, or US$6.19 in cash per ADS (in each case other than those ADSs and ordinary shares already beneficially owned by the Proposing Buyer) (the “Proposed Transaction”) regarding GASF’s potential participation in the Proposed Transaction. On September 23, 2023, GASF communicated to the Proposing Buyer its current intention to join the buyer consortium for the Proposed Transaction but the participation in the consortium will depend on the results of the negotiation and execution of a definitive agreement regarding the Proposed Transaction with the Company and other consortium members. Neither the Company, the Proposing Buyer nor GASF is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s ADSs will cease to trade in the over-the-counter market and the Company’s obligation to file periodic reports under the Exchange Act will terminate. In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced with the following:

(a) The percentages used herein are calculated based upon 66,020,439 Class A Ordinary Shares issued and outstanding as of December 16, 2021, as reported in the Company’s Form of Proxy For Annual General Meeting, filed as Exhibit 99.3 to the Form 6-K filed with the U.S. Securities and Exchange Commission on December 16, 2021.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 1,110,644 ADSs representing 11,106,440 underlying Class A Ordinary Shares, or approximately 16.8% of the Company’s issued and outstanding Class A Ordinary Shares.

By virtue of the fact that (i) GAS Interholdco owns a majority of GASF’s voting shares, (ii) the GA Funds contributed the capital to GAS Interholdco to fund GASF’s purchases of the ADSs and may direct GAS Interholdco with respect to its shares of GASF, (iii) GAP (Bermuda) LP is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda III and GAP Bermuda IV, (iv) GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA and (v) the members of the GA Management Committee control the investment decisions of GAP (Bermuda) LP and GA LP, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record

CUSIP No. 30711Y300	SCHEDULE 13D	Page 16 of 18

by GASF. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,110,644 ADSs, representing 11,106,440 Class A Ordinary Shares, calculated on the basis of the number of Class A Ordinary Shares that may be acquired by the Reporting Persons within 60 days, or approximately 16.8% of the Company’s issued and outstanding Class A Ordinary Shares.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 11,106,440 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.

(c) To the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and supplemented with the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

The Reporting Persons entered into a Joint Filing Agreement on September 25, 2023 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 30711Y300	SCHEDULE 13D	Page 17 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2023

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.
By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) L.P., its General Partner
By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.
By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) L.P., its General Partner
By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 30711Y300	SCHEDULE 13D	Page 18 of 18

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) L.P., its General Partner
By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic L.P., its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee

(as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	United States
J. Albert Smith	535 Madison Ave, 31st Floor New York, New York 10022	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Lance D. G. Uggla	23 Savile Row London W1S 2ET United Kingdom	United Kingdom and Canada
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR

Directors of General Atlantic Singapore Fund Pte. Ltd.

(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Ong Yu Huat	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	Singapore	Director of General Atlantic Singapore Fund Management Pte. Ltd.
Izkandar Bloy	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	Malaysia	Director of General Atlantic Singapore Fund Management Pte. Ltd.

Directors of General Atlantic Singapore Interholdco Ltd.

(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Michael Gosk	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LP
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LP